

June 3, 2013

<u>Via E-Mail</u>
Lee R. Rice
Chief Executive Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

> **Re:** **Colorado Goldfields Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 14, 2013**
> **File No. 000-51718**

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Purpose and Effect of Increasing the Authorized Shares of Common Stock, page 2</u>

1. We note the filing of a Form 8-K on August 21, 2012 reporting the filing on August 20, 2012 of a certificate of change providing for a reverse split of your issued and outstanding class A common stock and the proportional decrease of your authorized shares of class A stock at a ratio of 1 share for each 5,000 shares, which reduced the total number of issued and outstanding shares of class A stock from 28,239,942,811 shares to approximately 5,647,989 shares and which reduced your authorized shares of class A stock from 35,000,000,000 to 7,000,000 shares. We also note the filing of a Definitive Information Statement on Schedule 14C on October 23, 2012 in which written consents were received to amend your articles of incorporation to establish the total number of authorized shares of class A common stock at 1 billion. In addition, we note the filing of

a Form 8-K on November 6, 2012 reporting that the Board of Directors approved, and the company filed, the amendment to the articles of incorporation. Finally, we note the filing of a Form 8-K on May 8, 2013 reporting the filing of a certificate of change on April 26, 2013, noting a reverse split of your issued and outstanding class A common stock and the proportional decrease of your authorized shares of class A stock at a ratio of one share for each 500 shares. This action decreased the total number of issued and outstanding shares of class a stock from approximately 297,382,071 shares to approximately 594,764, and your authorized shares of class a stock from 1,000,000,000 to 2,000,000 shares. The Form 8-K notes that the company "will return its authorized shares to 1 billion Class A shares upon filing Form 14C on May 14, 2013." Please disclose the background and reasons for this series of changes to your issued, outstanding and authorized stock. See Note A and Item 11 of Schedule 14A of Regulation 14A along with Schedule 14C of Regulation 14C.

Security Ownership of Certain Beneficial Owners and Management, page 4

2. We note your dual-class ownership structure. Please add a column to each table to reflect overall beneficial ownership and voting power. See Item 6 of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any questions.

                                    Sincerely,

                                    /s/ David Link for

                                    John Reynolds
                                    Assistant Director